07024587

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lee & Man Paper Manufacturing Limited

*CURRENT ADDRESS Cricket Square, Hutchins Drive
(P.O. Box 2681)
Grand Cayman KY1-1111, Cayman Islands

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 35093 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 6/19/07

理文造紙有限公司*

Lee & Man Paper Manufacturing Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2314)

AR/S 3-31-06

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 MARCH 2006

FINANCIAL HIGHLIGHTS

- Turnover increased by 36.3% to HK$3,778 million
- Profit attributable to shareholders increased by 43.6% to HK$600 million
- Earnings per share increased by 42.9% to HK62.24 cents

ANNUAL RESULTS

The board of directors of Lee & Man Paper Manufacturing Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2006, as follows:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2006

	Notes	**2006** *HK$'000*	2005 *HK$'000*
Turnover	3	**3,778,054**	2,771,423
Cost of sales		**(2,903,880)**	(2,197,992)
Gross profit		**874,174**	573,431
Other income		**93,215**	27,199
Distribution costs		**(118,517)**	(54,547)
Administrative expenses		**(150,349)**	(109,567)
Finance costs	4	**(72,937)**	(13,080)
Profit before taxation		**625,586**	423,436
Income tax expense	5	**(25,558)**	(5,693)
Profit for the year	6	**600,028**	417,743
Dividend	7	**173,409**	96,155
Earnings per share	8		
– Basic		**62.24 cents**	43.54 cents
– Diluted		**62.13 cents**	43.36 cents

* *For identification purposes only*

CONSOLIDATED BALANCE SHEET

At 31 March 2006

	Notes	2006 HK$'000	2005 HK$'000 (as restated)
NON-CURRENT ASSETS			
Property, plant and equipment		**3,575,000**	2,497,776
Prepaid lease payments – non-current portion		**176,441**	84,586
Deposits paid for acquisition of property, plant and equipment and land use right		**155,649**	148,174
Deferred tax assets		**19,956**	8,860
Retirement benefit assets		**607**	1,320
		3,927,653	2,740,716
CURRENT ASSETS			
Inventories		**774,259**	548,364
Prepaid lease payments – current portion		**3,850**	1,931
Trade receivables	*9*	**676,364**	500,860
Bills receivable	*9*	**130,753**	72,078
Deposits, prepayments and other receivables		**125,597**	139,442
Notes receivable		**-**	26,643
Amount due from a related company		**22,938**	612
Taxation recoverable		**–**	92
Derivative financial instruments		**1,131**	–
Restricted bank deposits		**1,154**	1,055
Bank balances and cash		**110,317**	81,600
		1,846,363	1,372,677
CURRENT LIABILITIES			
Trade and bills payable	*10*	**169,689**	97,762
Accruals and other payables		**181,575**	192,253
Taxation payable		**12,358**	3,579
Derivative financial instruments		**2,028**	–
Bank overdraft		**504**	–
Bank borrowings – due within one year		**782,107**	618,474
		1,148,261	912,068
NET CURRENT ASSETS		**698,102**	460,609
TOTAL ASSETS LESS CURRENT LIABILITIES		**4,625,755**	3,201,325
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year		**100,000**	150,713
Deferred tax liabilities		**30,266**	9,151
Convertible bonds		**901,006**	–
Retirement benefit liabilities		**17,439**	–
		1,048,711	159,864
		3,577,044	3,041,461
CAPITAL AND RESERVES			
Share capital		**96,761**	96,338
Reserves		**3,480,283**	2,945,123
		3,577,044	3,041,461

Notes:

1. **APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES**

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement and consolidated statement of changes in equity. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented.

Share-based payments
In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted for the accounting period on or after 1 April 2005. In relation to share options granted before 1 April 2005, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not vested on 1 January 2005.

The effect of this change in accounting policy on the results for the year is an increase in share-based payment expenses of HK$1,573,000 (see note 2 for the financial impact).

Financial Instruments
In current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how the financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below.

Convertible bonds
The principal impact of HKAS 32 on the Group is in relation to convertible bonds issued by the Company that contain both liability and equity components. HKAS 32 requires an issuer of a compound financial instrument that contains both financial liability and equity components to separate the compound financial instrument into the liability and equity components on initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. The Group has applied HKAS 32 on the convertible bonds issued during the year. The change of this accounting policy has resulted in an increase in interest on convertible bonds of HK$12,712,000 (see note 2 for the financial impact).

Classification and measurement of financial assets and financial liabilities
The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Financial assets and financial liabilities other than debt and equity securities
From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities in accordance with the requirements of HKAS 39. Financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial assets at fair value through profit or loss and available-for-sale financial assets are carried at fair value, with changes in fair values recognised in profit or loss and equity, respectively. Loans and receivables and held-to-maturity financial assets are measured at amortised cost using the effective interest method after initial recognition. Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition. The adoption of HKAS 39 has had no material effect on the Group's accumulated profits.

Derivatives and hedging
From 1 January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. HKAS 39 requires derivatives embedded in a non-derivatives host contract to be accounted for separately when the economic risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. As a result, certain options embedded in the convertible bonds are separately accounted for and recorded as derivative financial instruments in the balance sheet, with changes in fair value recognised in the income statement. Options embedded in convertible bonds issued during the year and decrease in the fair value of these derivative financial instruments during the year amounting to HK$24,000,000 and HK$22,800,000, respectively. This change in accounting policy has also resulted in a gain arising from change in fair value of currency structured instruments of HK$1,131,000 and a loss arising from change in fair value of another currency structured instruments of HK$828,000 for the year.

Derecognition
HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively to transfers of financial assets from 1 April 2005 onwards. As a result, the Group's bill receivable discounted with full recourse which were derecognised prior to 1 April 2005 have not been restated. As at 31 March 2006, the Group's bills receivable discounted with full recourse of HK$49,313,000 have been recognised under bills receivable and the related borrowings of HK$49,313,000 have been recognised under secured bank borrowings. This change in accounting policy has had no material effect on results for the current year.

Owner-occupied Leasehold Interest in Land
In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively, which resulted in a decrease in property, plant and equipment of HK$86,517,000 and an increase in prepaid lease payments of HK$86,517,000 as at 31 March 2005 (see note 2 for the financial impact).

2. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 1 above are as follows:

(i) On results

	2006 *HK$'000*	2005 *HK$'000*
Recognition of share-based payments as expenses	(1,573)	–
Loss arising from change in fair value of derivative financial instrument	(828)	–
Gain arising from changes in fair value of derivative financial instrument	23,931	–
Effective interest expense on the liability component of convertible bonds	(12,712)	–
Increase in profit for the year	8,818	–

(ii) On income statement line items

	2006 *HK$'000*	2005 *HK$'000*
Increase in other income	23,931	–
Increase in administrative expenses	(2,401)	–
Increase in finance costs	(12,712)	–
Increase in profit for the year	8,818	–

(iii) On balance sheet items

	As at 31 March 2005 *HK$'000* (originally stated)	HKAS 17 *HK$'000*	As at 31 March 2005 *HK$'000* (restated)
Property plant and equipment	2,584,293	(86,517)	2,497,776
Prepaid lease payment – non-current portion	–	84,586	84,586
Prepaid lease payment – current portion	–	1,931	1,931
Total effect on assets and liabilities	2,584,293	–	2,584,293

The application of the new HKFRSs has had no effect to the Group's equity at 1 April 2004 and 31 March 2005.

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective.

The directors of the Company anticipate that the application of these standards, amendments and interpretations will have no material impact on the financial statements of the Group except for HKAS 19 (Amendment) "Actuarial Gains and Losses, Group Plans and Disclosures" which introduces an additional recognition option for actuarial gains and losses arising in post-employment defined benefit plans. The directors consider the impact resulting from this amendment cannot be reasonably estimated as at the balance sheet date.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissing, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 January 2006.
[3] Effective for annual periods beginning on or after 1 December 2005.
[4] Effective for annual periods beginning on or after 1 March 2006.
[5] Effective for annual periods beginning on or after 1 May 2006.
[6] Effective for annual periods beginning on or after 1 June 2006.

3. **BUSINESS AND GEOGRAPHICAL SEGMENTS**

Business segments

For management purposes, the Group is currently organised into two operating businesses – manufacture and sales of paper, and manufacture and sales of pulp. These businesses are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

2006

Consolidated income statement

	Paper HK$'000	Pulp HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover – External sales	3,388,481	389,573	–	3,778,054
Inter-segment sales	–	424,519	(424,519)	–
	3,388,481	814,092	(424,519)	3,778,054
SEGMENT RESULTS	643,645	53,007	–	696,652
Unallocated corporate income				1,871
Finance costs				(72,937)
Profit before taxation				625,586
Income tax expense				(25,558)
Profit for the year				600,028

Inter-segment sales are charged at market value or, where no market price was available, at terms determined and agreed by both parties.

Consolidated balance sheet

	Paper HK$'000	Pulp HK$'000	Consolidated HK$'000
ASSETS			
Segment assets	5,481,565	159,893	5,641,458
Unallocated corporate assets			132,558
Consolidated total assets			5,774,016
LIABILITIES			
Segment liabilities	243,576	125,127	368,703
Unallocated corporate liabilities			1,828,269
Consolidated total liabilities			2,196,972

Other information

	Paper HK$'000	Pulp HK$'000	Consolidated HK$'000
Capital expenditure	1,081,513	52,060	1,133,573
Depreciation and amortisation	96,862	1,127	97,989
Loss on disposal of property, plant and equipment	365	–	365

2005

Consolidated income statement

	Paper HK$'000	Pulp HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover – External sales	2,771,423	–	–	2,771,423
Inter-segment sales	–	–	–	–
	2,771,423	–	–	2,771,423
SEGMENT RESULTS	435,848	–	–	435,848
Unallocated corporate income				668
Finance costs				(13,080)
Profit before taxation				423,436
Income tax expense				(5,693)
Profit for the year				417,743

Consolidated balance sheet

	Paper HK$'000	Pulp HK$'000	Consolidated HK$'000
ASSETS			
Segment assets	3,897,175	124,703	4,021,878
Unallocated corporate assets			91,515
Consolidated total assets			4,113,393
LIABILITIES			
Segment liabilities	224,024	65,991	290,015
Unallocated corporate liabilities			781,917
Consolidated total liabilities			1,071,932

Other information

	Paper HK$'000	Pulp HK$'000	Consolidated HK$'000
Capital expenditure	639,959	81	640,040
Depreciation and amortisation	81,729	57	81,786
Loss on disposal of property, plant and equipment	6,816	–	6,816

.The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods:

	Sales revenue by geographical market		Contribution to profit before taxation	
	2006 ***HK$'000***	2005 *HK$'000*	**2006** ***HK$'000***	2005 *HK$'000*
People's Republic of China other than Hong Kong (the "PRC")	**2,020,665**	1,351,053	**358,772**	223,159
Export sales delivered in the PRC *(Note)*	**1,338,904**	1,364,422	**237,724**	225,366
Others	**418,485**	55,948	**100,156**	(12,677)
	3,778,054	2,771,423	**696,652**	435,848
Interest income			**1,871**	668
Finance costs			**(72,937)**	(13,080)
Profit before taxation			**625,586**	423,436
Income tax expense			**(25,558)**	(5,693)
Profit for the year			**600,028**	417,743

Note: These are sales to PRC customers who ultimately export the goods outside the PRC.

The following is an analysis of the carrying amount of segment assets and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	2006 ***HK$'000***	2005 *HK$'000*	**2006** ***HK$'000***	2005 *HK$'000*
PRC other than Hong Kong	**5,629,665**	4,020,751	**1,072,715**	639,385
Hong Kong	**11,987**	2,811	**8,856**	306
United States of America	**132,364**	89,831	**52,002**	349
	5,774,016	4,113,393	**1,133,573**	640,040

4. FINANCE COSTS

	2006 ***HK$'000***	2005 *HK$'000*
Interest on bank borrowings wholly repayable within five years	**56,496**	11,412
Interest on convertible bonds	**12,712**	–
Other finance costs	**3,729**	1,668
	72,937	13,080

5. INCOME TAX EXPENSE

	2006 HK$'000	2005 HK$'000
The charge comprises:		
PRC Foreign Enterprise Income Tax	15,715	5,402
Deferred taxation	9,843	291
	25,558	5,693

The Group's profit is subject to taxation from the place of its operations where its profit is generated. Taxation is calculated at the rates prevailing in the relevant jurisdictions as set out below.

The subsidiaries in the PRC are entitled to exemption from PRC Foreign Enterprise Income Tax for the two years starting from its first profit-making year, followed by a 50% relief for the three years thereafter.

The subsidiary in Malaysia carries on offshore trading activities in Labaun, Malaysia, in a currency other than the Malaysian currency with other group companies which are non-residents of Malaysia. The tax rate for offshore trading companies in Labaun is charged at a fixed annual rate of Malaysian RM20,000.

Under Decree-Law no. 58/99/M, a Macau company incorporated under that Law (called "58/99/M Company") is exempted from Macau complementary tax (Macau income tax) as long as the 58/99/M Company does not sell its products to a Macau resident company.

In the opinion of the directors, the Group is not subject to taxation in any other jurisdictions in which the Group operates.

6. PROFIT FOR THE YEAR

	2006 HK$'000	2005 HK$'000
Profit for the year has been arrived at after charging:		
Directors' emoluments	5,174	3,540
Other staff costs	188,047	100,677
Equity-settled share-based payment expenses	1,049	–
Retirement benefits scheme contributions	22,530	2,585
Total staff costs	216,800	106,802
Auditors' remuneration	1,537	1,061
Depreciation and amortisation	97,989	81,786
Release of prepaid lease payments	3,844	1,855
Cost of inventories recognised as expenses	2,903,880	2,197,992
Loss on disposal of property, plant and equipment	365	6,816
Loss arising from change in fair value of derivative financial instrument	828	–
Operating lease rentals in respect of land and buildings	10,251	4,141
and after crediting:		
Interest income	1,871	668
Net foreign exchange gain	38,590	1,474
Gain arising from change in fair value of derivative financial instrument	23,931	–
Rental income	390	–

7. DIVIDEND

	2006 HK$'000	2005 HK$'000
Payment of 2005 final dividend of HK$0.18 (2004: HK$0.10) per share	173,409	96,155

A final dividend of HK$0.24 (2005: HK$0.18) per share has been proposed by the board of directors of the Company and is subject to approval by the shareholders in the forthcoming annual general meeting.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2006 HK$'000	2005 HK$'000
Earnings:		
Profit for the year and earnings for the purpose of basic and diluted earnings per share	600,028	417,743
Number of shares:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	963,981,063	959,554,581
Effect of dilutive potential ordinary shares in respect of		
– share options	1,730,267	3,831,667
Weighted average number of ordinary shares for the purpose of diluted earnings per share	965,711,330	963,386,248

The computation of diluted earnings per share does not assume the conversion of the Company's convertible bonds since the exercise would result in an increase in profit per share.

The Group's adoption of new and revised accounting policies during the year are described in detail in note 1 above. To the extent that those changes have had an impact on the results reported for 2006, the reported earnings per share for the year are affected. The following table summarises the impact on both basic and diluted earnings per share for the year:

	Impact on basic earnings per share *HK cents*	**Impact on diluted earnings per share** *HK cents*
Figures before adjustments	**61.33**	**61.22**
Adjustments arising from changes in accounting policies	**0.91**	**0.91**
Reporting /restated	**62.24**	**62.13**

9. TRADE RECEIVABLES AND BILLS RECEIVABLE

The Group generally allows an average credit period range from 45 to 60 days.

An aging analysis of the trade receivables and bills receivable is as follows:

	2006 ***HK$'000***	2005 *HK$'000*
Trade receivables	**676,364**	500,860
Bills receivable	**130,753**	72,078
	807,117	572,938
Aged:		
Less than 30 days	**467,520**	439,561
31 – 60 days	**187,184**	97,406
61 – 90 days	**104,210**	25,796
Over 90 days	**48,203**	10,175
	807,117	572,938

As at 31 March 2006, bills receivable of HK$49,313,000 (2005: Nil) has been pledged to secure banking facilities granted by certain banks to the Group.

The fair value of the Group's trade receivables and bills receivable as at 31 March 2006 approximates to the corresponding carrying amount.

10. TRADE AND BILLS PAYABLE

Trade and bills payable principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases range from 30 to 60 days.

An aging analysis of the trade and bills payable is as follows:

	2006 ***HK$'000***	2005 *HK$'000*
Aged:		
Less than 30 days	**155,877**	83,800
31 – 60 days	**7,991**	5,423
61 – 90 days	**5,074**	3,982
Over 90 days	**747**	4,557
	169,689	97,762

The fair value of the Group's trade and bills payable as at 31 March 2006 approximates the corresponding carrying amount.

FINAL DIVIDEND

The Directors have proposed a final dividend of HK24 cents per share for the year ended 31 March 2006 to shareholders whose names appear on the Register of Members on 15 August 2006. The final dividend is subject to approval by the shareholders in the forthcoming annual general meeting. It is expected that the final dividend will be paid around 23 August 2006.

BUSINESS REVIEW AND OUTLOOK

For the fiscal year of 2005/2006, the Group achieved a turnover of HK$3,778 million and has recorded a net profit of HK$600 million. This represents an increase in turnover of 36.3% and an increase in net profit of 43.6% over last year. During the year, we have started our seventh production line (PM7), with an annual capacity of 400,000MT, at our newest Hongmei plant, which is expected to bring contributions in the coming years. Now, all seven of our paper production lines (PM1 to PM7) and our pulp mill, with an annual paper capacity of 1,600,000MT and an annual pulp capacity of 200,000MT, are running at full capacity.

As China's economy grows, China's paper consumption will also grow at similar pace. While we expect China continue to be the most important market for our products, we will also be selling our products outside China to enhance our leadership position internationally. Our low cost structure, our superior quality and our strategic location make our products extremely competitive in the global market.

Within China, we will be introducing a wider range of products for different customers' needs. Further, our piers at Changshu and Chongqing are expected to be operational soon. With these piers, we hope to serve our customers better in the Yangtze River Delta and in the south-west region of China by allowing us to make more timely deliveries at a lower cost.

In order to supply the growing China and export markets, we have plans to start four new production lines in the next 18 months. Our eighth and tenth production lines (PM8 and PM10) will start operation at our Changshu plant. Likewise, our ninth and eleventh production lines (PM9 and PM11) will start operation at our Hongmei plant. With this expansion, the Group's annual paper capacity will exceed 3,100,000MT, making the Group one of the largest containerboard producers in the world.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATION

Turnover and net profit attributable to shareholders for the year ended 31 March 2006 was HK$3,778 million and HK$600 million, representing an increase of 36.3% and 43.6%, as compared to HK$2,771 million and HK$418 million, respectively, for last year. The earnings per share for the year was HK62.24 cents when compared with HK43.54 cents for last year.

The increase in turnover and net profit were mainly attributable to the significant increase in the Group's sales of containerboard mainly due to the result of the full year commercial operation of the paper machine VI which started in September 2004.

DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

The Group's distribution costs and administrative expenses increased by approximately 117% and 37% from HK$54.5 million and HK$109.6 million for the year ended 31 March 2005 to HK$118.5 million and HK$150.3 million for the year ended 31 March 2006 respectively as a result of the expansion in the operation of the Group and the increase in the Group's turnover during the year.

FINANCE COSTS

The Group's finance costs was HK$72.9 million for the year ended 31 March 2006 as compared to HK$13.1 million for the year ended 31 March 2005. The increase was mainly due to the increase in average amount of outstanding bank loans during the year.

INVENTORIES, DEBTORS' AND CREDITORS' TURNOVER

The inventory turnover of the Group's raw materials and finished products were 85 days and 12 days, respectively, for the year ended 31 March 2005 as compared to 100 days and 11 days, respectively, for the year ended 31 March 2006. This exhibits continued strong demand from our customers.

The Group's debtors' turnover days were 65 days for the year ended 31 March 2006 as compared to 66 days for the year ended 31 March 2005. This is in line with the credit terms of around 45 days to 60 days granted by the Group to its customers.

The Group's creditors' turnover days were 18 days for the year ended 31 March 2005 as compared to 26 days for the year ended 31 March 2006 and is in line with the credit terms granted by the Group's suppliers to the Group.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The total shareholders' fund of the Group as at 31 March 2006 was HK$3,577 million (31 March 2005: HK$3,041 million). As at 31 March 2006, the Group had current assets of HK$1,846 million (31 March 2005: HK$1,373 million) and current liabilities of HK$1,148 million (31 March 2005: HK$912 million). The current ratio was 1.61 as at 31 March 2006 as compared to 1.51 at 31 March 2005.

The Group generally finances its operations with internally generated cashflow and credit facilities provided by its principal bankers in Hong Kong and the PRC. As at 31 March 2006, the Group had outstanding bank borrowings of HK$883 million (31 March 2005: HK$769 million). These bank loans were secured by corporate guarantees provided by certain subsidiaries of the Company. In addition, the Group issued HK$1,000 million zero coupon convertible bonds due in 2011 in January 2006. The Group's net debt-to-equity ratio (total borrowings net of cash and cash equivalents over shareholders' equity) increased from 0.23 as at 31 March 2005 to 0.47 as at 31 March 2006 as a result of the capital expenditure spent on paper machine VII during the year.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future investments for expansion.

The Group's transactions and the monetary assets are principally denominated in Renminbi, Hong Kong dollars or United States dollars. The Group has not experienced any material difficulties or effects on its operations or liquidity as a result of fluctuations in currency exchange rates during the year ended 31 March 2006. During the year ended 31 March 2006, the Group has used currency structured instruments, foreign currency borrowings or other means to hedge its foreign currency exposure. In this regards, the Group considers its currency risk is significantly reduced.

USE OF PROCEEDS FROM THE ISSUE OF THE CONVERTIBLE BONDS

The net proceeds from the issue of the convertible bonds which was completed in January 2006, of approximately HK$972 million, will be used to finance the Group's acquisition of paper machine VIII and related production equipment and services which are expected to be incurred over the next one year. The proceeds from the issue of the convertible bonds not immediately applied towards the purchase of paper machine VIII have been employed as general working capital.

EMPLOYEES

As at 31 March 2006, the Group had a workforce of more than 3,200 people. Salaries of employees are maintained at competitive level and are reviewed annually, with close reference to the relevant labour market and economic situation. The Group also provides internal training to staff and provides bonuses based upon staff performance and profits of the Company.

The Group has not experienced any significant problems with its employees or disruption to its operations due to labour disputes nor has it experienced any difficulty in the recruitment and retention of experienced staff. The Group maintains a good relationship with its employees.

The Group has a Share Option Scheme whereby employees of the Group are granted options to acquire shares in the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. The board of directors (the "Board") of the Company believes that sound and reasonable corporate governance practices are essential for the growth of the Group and for safeguarding and maximizing shareholders' interests. During the year under review, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited.

The objectives of the management structures within the Group, headed by the Board and led by the Chairman, are to deliver sustainable value to Shareholders.

The Chairman provides leadership to and oversees the effective functioning of the Board. With support of the Chief Executive Officer and the Company Secretary, the Chairman approves Board meeting agenda, and ensures Directors have proper briefing, and timely receive adequate and reliable information, on all Board matters.

The role of the Chairman is separate from that of the Chief Executive Officer, and difference persons hold the separate offices. Chief Executive heads the management and focuses on the day-to-day operations of the Group.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as a code of conduct regarding directors' securities transactions in 2004. All the members of the Board have confirmed, following specific enquiry by the Company that they have complied with the required standard as set out in the Model Code throughout the year ended 31 March 2006. The Model Code also applies to other specified senior management of the Group.

PUBLICATION OF RESULTS OF THE STOCK EXCHANGE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

On behalf of the Board
Lee Wan Keung, Patrick
Chairman

Hong Kong, 26 June 2006

As at the date of this notice, the board of directors of the Company comprises five executive directors, namely Mr Lee Wan Keung Patrick, Mr Lee Man Chun Raymond, Mr Lee Man Bun, Mr Li King Wai Ross and Mr Tan Siak Him Alexander, one non-executive director, namely Professor Poon Chung Kwong and three independent non-executive directors, namely Mr Wong Kai Tung Tony, Mr Heng Kwoo Seng and Ms Law Kar Shui Elizabeth.

"Please also refer to the published version of this announcement in The Standard."

END